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                     January 23, 2024

       Christina Schwartz
       Interim Chief Financial Officer
       Opendoor Technologies Inc.
       410 N. Scottsdale Road, Suite 1600
       Tempe, AZ 85288

                                                        Re: Opendoor
Technologies Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-39253

       Dear Christina Schwartz:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction